Filed Pursuant to Rule 424(b)(3)

Registration No. 333-143662

SUPPLEMENT NO. 2 DATED SEPTEMBER 11, 2008

TO THE PROSPECTUS DATED JULY 23, 2008

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 2 to you in order to supplement our prospectus dated July 23, 2008. This Supplement No. 2 must be read in conjunction with our prospectus dated July 23, 2008, as supplemented by Supplement No. 1 dated August 18, 2008. Certain undefined terms used in this Supplement No. 2 have the same meaning assigned to them in our prospectus dated July 23, 2008.

TRT-DCT JOINT VENTURE III AGREEMENT

On September 9, 2008, we, through TRT Industrial Fund III LLC, our indirect wholly-owned subsidiary, entered into a joint venture (“TRT-DCT Joint Venture III”) with DCT Industrial Fund III LLC, an indirect wholly-owned subsidiary of DCT Industrial Trust Inc. (“DCT”).  TRT-DCT Joint Venture III is expected to acquire up to approximately $200 million in industrial properties located in the United States. However, there can be no assurances that the TRT-DCT Joint Venture III will be able to acquire $200 million in industrial properties or any properties at all. We expect to generally contribute approximately 90% of the equity of the
TRT-DCT Joint Venture III.

TRT-DCT Joint Venture III contains certain liquidation provisions, as well as certain termination rights should either party fail to perform its obligations thereunder. In connection with TRT-DCT Joint Venture III, we granted DCT, subject to certain exceptions, exclusivity rights until December 31, 2008 (the “Exclusivity Period”) that will generally restrict us during the Exclusivity Period from (a) pursuing similar agreements with other industrial operating partners within the United States and (b) directly acquiring or developing industrial assets within the United States. Pursuant to the existing Advisory Agreement between us and the Advisor, we are expected to pay the Advisor fees in connection with assets acquired under TRT-DCT Joint Venture III, including acquisition, asset management and disposition fees. For a description of the Fees we are obligated to pay pursuant to the Advisory Agreement, see “The Advisory and the Advisory Agreement — Summary of Fees, Commissions and Reimbursements” included elsewhere in the prospectus. A portion of these fees is intended to be reallowed to DCT by the Advisor in exchange for services provided.

PROBABLE REAL PROPERTY ACQUISITIONS

While we consider the below property acquisitions to be probable of occurring, there remains a variety of closing conditions and therefore, there can be no assurance that we will be able to acquire the properties noted below for the terms set forth or at all. Consistent with our risk management policies we expect that all of the below acquisitions will be adequately insured to cover potential property or casualty losses upon acquisition.

National Restaurant Portfolio I

On August 1, 2008, an indirect wholly owned affiliate of Sovereign Investment Company (“Sovereign”), on behalf of certain joint venture arrangements (the “National Restaurant Portfolio I JV”) between certain wholly-owned subsidiaries of ours and an affiliate of Sovereign, entered into a sale-leaseback arrangement with a nationally recognized restaurant and hospitality group in connection with the intended acquisition of a portfolio of five retail properties (the “National Restaurant Portfolio I”). The properties are located in various markets throughout the United States, including (i) New Orleans, Louisiana, (ii) Palm Springs, California, (iii) Columbus, Ohio, (iv) Tampa Bay, Florida and (v) Palm Beach, Florida. The five properties will be 100% leased to single tenants with lease terms ranging from 12 to 20 years. We have identified two properties in the National Restaurant Portfolio I that we intend to sell shortly after acquisition. We intend to hold the remaining properties for long-term investment. We expect to acquire the National Restaurant

Portfolio I in September 2008 using net proceeds from (i) our public and private offerings, (ii) equity contributions from Sovereign and (iii) debt financing.

The debt financing expected to be used to acquire the National Restaurant Portfolio I is expected to be a floating-rate, interest-only loan with an outstanding principal balance of approximately $11.9 million that bears interest based on a spread of 3.50% over the one-month US LIBOR rate. The loan has an expected term of two years and is recourse to the National Restaurant Portfolio I JV and to our Operating Partnership. There can be no assurances that the National Restaurant Portfolio I JV will be able to obtain this debt financing for terms described above or at all.

Riverport Industrial Portfolio

On July 10, 2008, an indirect, wholly owned subsidiary of DCT entered into a purchase agreement with a third-party seller in connection with the intended acquisition of a portfolio of five industrial properties located in Louisville, Kentucky (the “Riverport Industrial Portfolio”). After final execution of the TRT-DCT Joint Venture III, the purchase agreement for the Riverport Industrial Portfolio will be assigned to the TRT-DCT Joint Venture III. The Riverport Industrial Portfolio is 97% leased to nine tenants with remaining lease terms ranging from one to seven years. We expect TRT-DCT Joint Venture III, through its subsidiaries, to acquire the Riverport Industrial Portfolio in September 2008 using net proceeds from our private and public offerings and an equity contribution from DCT.

The table below summarizes additional detail about the two probable acquisitions described above (dollar amounts in thousands):

Property	Market	Property Type	Net Rentable Area (Square Feet)	Total Estimated Investment Amount (1)	Occupancy
National Restaurant Portfolio I	Various	Retail	39,000	$17,945	100%
Riverport Industrial Portfolio	Louisville, KY	Industrial	890,000	$30,886	97%

(1) Total estimated investment amount includes (i) an estimated acquisition fee payable to our Advisor of 1% of our expected pro rata share of the purchase price and (ii) other expected due diligence and closing costs.

PROBABLE DEBT RELATED INVESTMENTS

We anticipate that we will acquire two debt related investments during September and October 2008. The first debt related investment is structured as a fixed-rate preferred equity investment that is related to an office property located in Pittsburgh, Pennsylvania. The second debt related investment is a floating-rate mezzanine loan that is related to an office property located in New York, New York. The total combined estimated investment amount of these two debt related investments is expected to be approximately $47.7 million. We anticipate that these investments will have a weighted average yield of approximately 11.1%, using the applicable LIBOR rate as of September 1, 2008. Various closing contingencies remain outstanding and as such there can be no assurance that we will be able to acquire these two debt related investments for the terms set forth above or at all.